

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 10, 2006

<u>via U.S. mail</u>
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re:** **BPZ Energy, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1/A**
> **Filed September 27, 2006**
> **File No. 333-126934**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2006, and June 30, 2006**
> **Response Letter Dated September 26, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

      We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-1/A Filed September 27, 2006</u>

1.   Please monitor your requirement to update your financial statements in your next amendment.

2.   Please provide updated consents with your next amendment.

<u>Financial Statements</u>

Consolidated Statements of Cash Flows, pg F-34

3.   It appears that the information contained in your Statement of Cash Flows for
        fiscal 2005 and from inception through December 31, 2005, does not agree in all
        instances to the audited financial statements presented in your Form 10-KSB/A
        for those same periods. Please tell us why the amounts presented are different.
        We further note that the cash flow data presented in your selected financial data
        does agree to your Form 10-KSB.

Note 1 – Basis of Presentation and Significant Accounting Policies

September 2006 Restatement

Effects of Restatement, page F-37

4.   It appears the earnings (loss) per diluted share presented in your Form S-1, do not
        agree to the amounts depicted in your Form 10-KSB for the same periods and
        restatement items. Please explain the differences.

Selected Cash Flow Data, page F-42

5.   It appears the selected cash flow data is presented twice. Please remove
        redundant disclosure.

Note 2 – Navidec Merger – page F-48

6.   It appears certain footnote disclosure presented below your tabular presentation of
        the merger-related transactions is not consistent between your documents. Please
        modify your disclosures accordingly.

Note 11 – Commitments and Contingencies, page F-56

7.   It appears your disclosure has been modified to omit the contingency disclosure
        contained in your Form 10-KSB/A, regarding the financing activity matters.
        Please tell us why you have modified your footnotes to exclude this disclosure.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Coffin, Esq.
Adams & Reese
(713) 652-5152